

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 21, 2010

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.
9701 Wilshire Blvd., Suite 1100
Beverly Hills, CA   90212

> **Re: Form 10-K for the fiscal year ended December 31, 2009**
> **Filed September 29, 2008**
> **File No. 000-21419**

Dear Mr. Romine:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief

Cc: Joshua Weingard, Chief Legal Officer